                      UNITED STATES
           SECURITIES AND EXCHANGE COMMISSION
                 Washington, D.C. 20549

                      SCHEDULE 13D

        Under the Securities Exchange Act of 1934
                   (Amendment No. 7)*

                      INACOM CORP.
- -----------------------------------------------------------
                    (Name of Issuer)

                  Common Stock, $.10 par value
- -----------------------------------------------------------
             (Title of Class of Securities)

                       45323G-10-9
                     (CUSIP Number)

                      Rick Inatome
    1800 West Maple Road, Troy, Michigan 48084, (810)
649-5580
- -----------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                        May 23, 1995
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /.

(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

            (Continued on following page(s))

                      SCHEDULE 13D


CUSIP No. 45323G-10-9


 1   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Rick Inatome

 2   Check The Appropriate Box If A Member Of A Group*

                                                    (a) X

                                                    (b)

 3   SEC Use Only

 4   Source of Funds*

     OO, PF

 5  Check Box If Disclosure Of Legal Proceedings Is
    Required Pursuant To Items 2(d) or 2(E)

 6   Citizenship Or Place of Organization

     U.S.A.



  Number Of     7    Sole Voting Power
   Shares                  -0-
 Beneficially   8    Shared Voting Power
   Owned By              609,221
     Each       9    Sole Dispositive Power
  Reporting              366,426
   Person       10   Shared Dispositive Power
    With                  88,622

 11  Aggregate Amount of Beneficially Owned By Each
     Reporting Person

       609,221

 12  Check Box If The Aggregate Amount In Row (11) Excludes
     Certain Shares*

 13  Percent Of Class Represented By Amount In Row (11)

       6.1%

 14  Type Of Reporting Person*

     IN

                      SCHEDULE 13D


CUSIP No. 45323G-10-9


 1   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Joseph T. Inatome

 2   Check The Appropriate Box If A Member Of A Group*

                                                     (a) X

                                                     (b)

 3   SEC Use Only


 4   Source of Funds*

     OO, PF

 5   Check Box If Disclosure Of Legal Proceedings Is
     Required Pursuant To Items 2(d) or 2(E)

 6   Citizenship Or Place of Organization

     U.S.A.

  Number Of     7    Sole Voting Power
   Shares                   -0-
 Beneficially   8    Shared Voting Power
     Each                 609,221
  Reporting     9    Sole Dispositive Power
    Person                 74,698
    With        10   Shared Dispositive Power
                            -0-

11  Aggregate Amount of Beneficially Owned By Each
    Reporting Person

       609,221

12  Check Box If The Aggregate Amount In Row (11) Excludes
    Certain Shares*

13  Percent Of Class Represented By Amount In Row (11)

       6.1%

14  Type Of Reporting Person*

     IN


This is the seventh amendment to a Statement on Schedule
13D originally filed with the Securities and Exchange
Commission on August 16, 1991 (the "Original Statement") by
Rick Inatome and Joseph Inatome with respect to the common stock, par value $.10 per share (the "Common Stock"), of InaCom Corp., a Delaware corporation (the "Issuer"). As required by Rule 101(a)(2)(ii) of Regulation S-T, the entire text of the Original Statement, as amended, has been restated in its entirety. In addition, Items 3 and 5 of the Original Statement, as amended, are further amended as set forth below:

Item 1.  Security and Issuer.

         [Original Statement] This Statement relates to the common stock, par value $.10 per share (the "Common
Stock"), of InaCom Corp. (the "Issuer"). The address of the principal executive office of the Issuer is 10810
Farnam Drive, Suite 200, Omaha, Nebraska 68154.

Item 2.  Identity and Background.

         [Original Statement] This Statement is filed on behalf of Rick Inatome and Joseph T. Inatome (the
"Inatomes"), citizens of the United States of America. The principal occupation of Rick Inatome is Chairman of the Board of the Issuer and the principal occupation of Joseph
Inatome is director of the Issuer and consultant to its wholly-owned subsidiary, Inacomp Computer Centers, Inc.
("Inacomp"), 1800 West Maple Road, Troy, Michigan 48084.
During the last five years, neither of the Inatomes has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         [Original Statement] Each of the Inatomes acquired his shares of Common Stock in exchange for all of his shares of Inacomp common stock, at the rate of .5609 of a share of Common Stock plus $1.00 in cash for each share of Inacomp common stock owned, pursuant to the merger of a wholly-owned subsidiary of the Issuer into Inacomp on August 6, 1991 (the "Merger"). Options held by the
Inatomes to purchase Inacomp common stock prior to the Merger were converted in the Merger into options to purchase Common Stock pursuant to a formula set forth in the Agreement and Plan of Merger, dated as of April 17, 1991, between the Issuer, Inacomp and Proval, Inc. (the
"Merger Agreement").

     [Amendment No. 7] Item 3 is amended to add the following information:

Purchases made subsequent to the filing of the Original
Statement in the market or upon exercise of options were made with personal funds.

Item 4.  Purpose of Transaction.

         [Original Statement] Each of the Inatomes acquired his shares of Common Stock pursuant to the Merger as described in Item 3 and such shares are held as a long term equity investment in the Issuer. Pursuant to a Voting
Agreement between Valmont Industries, Inc. ("Valmont"),
Inacomp, the Issuer, the Inatomes and A. Nan Inatome, dated as of April 17, 1991 (the "1991 Voting Agreement"), the
Inatomes were appointed to fill newly created vacancies on the Issuer's Board of Directors. Rick Inatome serves the
Issuer as Chairman of the Board pursuant to an Employment
Agreement dated April 17, 1991 between Rick Inatome and the
Issuer, effective upon consummation of the Merger (the
"Employment Agreement"). See Item 6. Each of the Inatomes may consult with the Issuer or other persons about the Issuer and its business from time to time and each may acquire additional shares of Common Stock from time to time in the open market, in privately negotiated transactions or otherwise or may dispose of the shares of Common Stock he holds. Each of the Inatomes has no other present plans or proposals with respect to the Issuer of the kind set forth under Item 4 of the Schedule 13D Instructions.

        [Amendment No. 1]  Rick Inatome has filed a Form
144 giving notice of his intent to sell up to an additional
10,000 shares in the market and Joseph Inatome has filed a Form 144 giving notice of his intent to sell up to an additional 25,177 shares in the market. To the extent such shares have not been sold prior to the date of this amendment, each of Rick Inatome and Joseph Inatome, individually and not in concert with one another, intend to sell such shares as market conditions permit and within the limitations of Rule 144 promulgated under the Securities
Act of 1933.

        [Amendment No. 5]  On September 30, 1993, the
Voting Agreement, dated October 6, 1983, among certain shareholders of the Issuer, including Rick Inatome, Joseph
Inatome and Nan Inatome (the "1983 Voting Agreement"), expired in accordance with its terms. As of the same date, Rick Inatome, Joseph Inatome and their spouses entered into a new Voting Agreement (the "1993 Voting Agreement"). See
Item 6 and Exhibit 5. Rick Inatome and Joseph Inatome have no present intention to request any other shareholder of the Issuer, including those who were parties to the 1983
Voting Agreement, to become parties to the 1993 Voting
Agreement; however, subject to applicable law, they reserve the right to do so. Except as described above and in the Original Statement as previously amended, Rick Inatome and Joseph Inatome have no present plans or proposals with respect to the Issuer or the Common Stock of the kind set forth under the Instructions to Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         Paragraphs (a) and (b) are amended and restated in their entirety to read as follows:

         (a)  [Amendment No. 7]  Rick Inatome and Joseph
Inatome each beneficially own 609,221 shares of Common
Stock, constituting approximately 6.1% of the issued and outstanding shares of Common Stock. The number of shares of Common Stock beneficially owned includes 96,692 shares which Rick Inatome has the right to acquire pursuant to employee stock options which are exercisable currently or within the next 60 days, and 1,122 shares beneficially owned by Joyce Inatome, the spouse of Rick Inatome.

         (b) [Amendment No. 7] Ownership of the shares disclosed above in paragraph 5(a) and the power of Rick
Inatome and Joseph Inatome to vote and dispose of such shares is described below. Voting power with respect to all such shares is reported as shared among Rick Inatome and Joseph Inatome by virtue of the 1993 Voting Agreement pursuant to which they have been appointed proxies to vote shares held by them and their spouses.

                                                  Voting
     Dispositive
# Shares        Manner Owned                       Power
        Power

269,734   Rick Inatome individually               shared
     sole(1)
 87,500   Rick & Nan Inatome jointly              shared
     shared(2)
  1,122   Rick & Joyce Inatome jointly            shared
     shared(3)
  1,122   Joyce Inatome under UGMA                shared
     none
 74,698   Joseph Inatome individually             shared
     sole(4)
 78,353   Nan Inatome individually                shared
     none
 96,692   Rick Inatome, options exercisable
           currently or within 60 days            shared
     sole

(1) Includes 12,370 shares as to which disposition power is subject to the terms of the Issuer's 1990 Stock
     Plan.

(2) Dispositive power is shared between Rick Inatome and Nan Inatome by virtue of joint ownership.
(3)  Voting and dispositive power is shared between Rick
     Inatome and Joyce Inatome by virtue of joint ownership.
(4) Includes 2,900 shares as to which disposition power is subject to the terms of the Issuer's 1990 Stock Plan.

      (c) [Original Statement] The only transaction in the Common Stock by the Inatomes during the past 60 days was pursuant to the Merger which became effective on August
6, 1991. In the Merger, each outstanding share of Inacomp common stock (other than shares held by persons validly exercising dissenters rights and treasury shares held by Inacomp), including shares held by the Inatomes, the other parties to the 1983 Voting Agreement and the Inacomp 401(k)
Plan, was exchanged for .5609 of a share of Common Stock and $1.00 in cash. In addition, options to purchase
Inacomp common stock were converted into options to purchase Common Stock in accordance with a formula in the Merger Agreement. All of the Common Stock beneficially owned by the Inatomes was acquired pursuant to the Merger.

          [Amendment No. 1] The Inatomes have engaged in the following transactions in the Common Stock during the 60 days prior to the date of this amendment:

          On December 12, 1991, Rick Inatome received a grant of 1,110 restricted shares under the Issuer's 1990
Stock Plan.

          On February 20, 1992, Joseph Inatome exercised options to purchase 13,136 shares at the following prices:

Number of shares      Exercise price per share

     1,853                       $7.02
     1,925                       $6.63
     2,566                       $5.85
     3,394                       $9.75
     2,757                      $10.14
       641                       $8.39

     Joseph Inatome made the following sales in the open
market:
         Date     Number of Shares   Price

         2-13-92       5,000         $14.00
         2-14-92       5,000         $14.00
         2-18-92       3,136         $14.00
         2-20-92       2,179         $13.50
         2-21-92      10,000         $13.50

     Rick Inatome made the following sales in the open market:

         Date      Number of Shares   Price

         2-10-92      48,364          $13.75
         2-11-92      45,870        $14.1297
         2-13-92      10,000        $14.0625
         2-14-92       5,000          $14.00
         2-21-92       6,766         $13.875

     In addition, sales by other parties to the 1983 Voting
Agreement have reduced the number of shares beneficially owned by each of the Inatomes.

     [Amendment No. 2] The Inatomes have engaged in the following transactions in the Common Stock since the date of the preceding amendment to the Original Statement:

     Joseph Inatome made the following sales in the open market:

         Date       Number of Shares              Price

         2-24-92          10,000                  $13.50
         2-25-92           4,000                  $13.00
         2-25-92          10,564                  $12.75
         2-26-92             613                  $12.75

     Rick Inatome sold 10,000 shares in the open market on 2-27-92 at $13.00 per share. In addition, 1,403 shares held in his account under the Inacomp 401(k) Plan were sold by the plan trustee in February 1992 at an average price of $13.49 per share.

     Sales by other parties to the 1983 Voting Agreement have reduced the number of shares beneficially owned by each of the Inatomes.

     [Amendment No. 3] The Inatomes have engaged in the following transactions in the Common Stock since the date of the preceding amendment to the Original Statement:

     Joseph Inatome made the following sales in the open market:

         Date          Number of Shares            Price

        1-26-93             7,000                 $20.875
        1-26-93             3,000                 $20.50
        1-27-93            15,000                 $20.50
        1-28-93            12,356                 $20.625

     Joseph Inatome received a grant of 600 shares of Common Stock under the Issuer's 1990 Stock Plan on April
28, 1992.

     Rick Inatome made the following sales in the open market:

         Date       Number of Shares              Price

         2-2-93          20,000                   $22.50
         2-2-93          10,000                   $23.00
         2-3-93           5,000                   $23.50
         2-4-93           5,000                   $24.125
         2-4-93           5,000                   $23.875
         2-4-93           2,807                   $24.00
         2-8-93           5,000                   $25.375

     Rick Inatome received a grant of 11,260 shares on December 17, 1992, a grant of options to purchase 11,250 shares at $14.25 per share on February 20, 1992 and a grant of options to purchase 10,000 shares at $14.50 per share on December 17, 1992, all pursuant to the Issuer's 1990 Stock
Plan.

     Sales by other parties to the 1983 Voting Agreement have reduced the number of shares beneficially owned by each of the Inatomes.

     [Amendment No. 4] The Inatomes have engaged in the following transactions in the Common Stock since the date of the preceding amendment to the Original Statement:

     Joseph Inatome's spouse sold 2,000 shares on February
25, 1993 at $21.75 per share in the open market. Such shares were subject to the 1983 Voting Agreement.

     On February 1, 1993, Rick Inatome exercised stock options as follows: 31,766 shares at $7.02 per share;
6,417 shares at $6.63 per share; 9,624 shares at $5.85 per share. The sale of the shares acquired upon exercise was reported in the Third Amendment to this Schedule 13D.

     In addition, sales by other parties to the 1983 Voting
Agreement since the filing of the previous amendment have reduced the number of shares beneficially owned by each of the Inatomes.

     [Amendment No. 5] Rick Inatome and Joseph Inatome have not engaged in any transactions in the Common Stock since the date of the preceding amendment to the Original
Statement. However, the 1983 Voting Agreement expired in accordance with its terms on September 30, 1993 and the

1993 Voting Agreement became effective on September 30,
1993.

     [Amendment No. 6]  Rick Inatome purchased 20,000
shares on December 23, 1993 at $13.00 per share and 10,000 shares on December 31, 1993 at $13.50 per share in private transactions. Nan Inatome sold 5,000 shares on February
15, 1994 at $20.25, 5,000 shares on February 17, 1994 at
$20.625 and 5,000 shares on March 16, 1994 at $18.50 in
market transactions.

     [Amendment No. 7] Paragraph (c) is amended to add the following information:

     The Inatomes have engaged in the following transactions in the Common Stock since the date of the preceding amendment to the Original Statement:

     Rick Inatome purchased 10,000 shares on April 28, 1994 at $11.625 per share in the open market. Joseph Inatome received grants of 700, 700 and 900 shares on April 19, 1993, April 21, 1994 and April 20, 1995, respectively, under the Issuer's 1990 Stock Plan. Joseph Inatome also made the following market sales:

              Date            Shares             Price

         May 8, 1995          5,000             $9.625
         May 8, 1995          5,000              9.50
         May 9, 1995          5,000              9.75
         May 10, 1995         5,000              9.875
         May 15, 1995         5,000             10.50
         May 17, 1995         5,000             10.875
         May 18, 1995         5,000             11.00
         May 23, 1995         5,000             11.125

     Other changes in beneficial ownership are attributable to the vesting and expiration of certain stock options held by the Inatomes.

     (d) [Original Statement] The record holders of the shares of Common Stock subject to the 1983 Voting Agreement have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares.

     [Amendment No. 7] Paragraph (d) is amended to add the following information:

     The record holders of the shares of Common Stock subject to the 1993 Voting Agreement have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares.

     (e)  [Original Statement]  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer.

     [Original Statement]  Pursuant to the 1991 Voting
Agreement, Valmont has agreed to vote its shares of Common
Stock for Rick Inatome and Joseph Inatome as directors of the Issuer at all stockholder meetings of the Issuer called for the purpose of electing directors following the Merger until after the conclusion of the fourth annual meeting of the stockholders of the Issuer after the Merger; provided, that Rick Inatome and Joseph Inatome continue to collectively own 50% of their shares of Common Stock acquired in the Merger and that they do not become involved in certain legal or administrative proceedings which are material to an evaluation of the ability or integrity of a director (which upon occurrence would under the current rules of the Securities and Exchange Commission require disclosure of the Issuer's proxy statements). The election of Joseph Inatome and Rick Inatome as directors of the Issuer during such period is assured assuming they vote the shares of Common Stock beneficially owned by them following the Merger for the election of each of them and the percentage of shares of Common Stock owned by Valmont, Joseph Inatome and Rick Inatome in the aggregate does not decline, through sales or otherwise, below 50% of the outstanding shares of Common Stock. Pursuant to the 1991
Voting Agreement, the Inatomes have agreed to allow the 1983 Voting Agreement to terminate on September 30, 1993 in accordance with its terms without extension and the Issuer agreed to amend its By-Laws prior the Merger to increase the size of the InaCom Board of Directors to seven members and to cause the appointment of Rick Inatome and Joseph
Inatome as members of the Board immediately following the Merger. The 1991 Voting Agreement will terminate on the date following the conclusion of the fourth annual meeting of the Issuer's stockholders after the Merger.

     The Employment Agreement provides that Rick Inatome will be employed as an executive of the Issuer, a member of the Issuer's management executive committee and will serve as Chairman of the Board of the Issuer's Board of Directors, subject to election to the board of directors by the Issuer's stockholders. The Issuer has agreed, pursuant to the Employment Agreement, to nominate Rick Inatome as a candidate for election to the Issuer's board of directors for a period ending on the earlier of three years following the Merger, the death of Rick Inatome, the total and permanent disability of Rick Inatome or termination of the Employment Agreement by the Issuer for "cause." Rick
Inatome's compensation under the Employment Agreement provides for a minimum base annual salary plus benefits under the Issuer's employee benefit plans and incentive compensation. The Employment Agreement will terminate on the earlier of (i) 3 years following the Merger, (ii) Rick
Inatome's death, (iii) the total and permanent disability of Rick Inatome, (iv) 90 days after written notice of termination from Inatome, (v) termination by Inatome for "good reason," (vi) 90 days after written notice of termination without cause by the Issuer or (vii) 30 days after written notice of termination for cause by the Issuer. If the Employment Agreement is terminated for good reason by Rick Inatome or without cause by the Issuer, then the Issuer is obligated to pay Rick Inatome a lump sum of his salary from the date of termination to the date three years following the Merger. Further, Rick Inatome's employee benefits would continue until the earlier of 3 years following the Merger, his death or total and permanent disability. Such termination will also cause all stock options he holds to be immediately exercisable and all incentive awards to him to immediately vest or become exercisable, as the case may be.

     The 1983 Voting Agreement, as amended, provides that Rick Inatome and Joseph Inatome are appointed proxies for the parties thereto to vote all shares of Common Stock subject to the 1983 Voting Agreement on any matter coming before the shareholders of the Issuer for vote or consent.
The Inatomes may vote the subject shares for the election of directors without consultation with the other parties to the 1983 Voting Agreement. With respect to the other matters to be voted upon at a meeting of the Issuer's shareholders, the Inatomes are required to notify the other parties as to how the shares subject to the 1983 Voting
Agreement are intended to be voted and, upon request of shareholders owning at least 25% of the Common Stock subject to the 1983 Voting Agreement, must call a meeting of the parties to the 1983 Voting Agreement. In the event such a meeting is called, the majority of the shares of Common Stock subject to the 1983 Voting Agreement determine how all of the shares subject to the 1983 Voting Agreement will be voted on such matter. A similar process is required for matters submitted for shareholder consent without a meeting. The 1983 Voting Agreement expires on September 30, 1993.

     The foregoing descriptions of the 1991 Voting
Agreement, the Employment Agreement and the 1983 Voting
Agreement are qualified in their entirety by reference to such agreements, which are filed as exhibits hereto.

     [Amendment No. 5]  Effective September 30, 1993, the
1993 Voting Agreement was entered into by Rick Inatome,
Joseph Inatome, Joyce Inatome and Nan Inatome (the "Inatome
Family"). Pursuant to the 1993 Voting Agreement, the members of the Inatome Family have each irrevocably appointed Rick Inatome and Joseph Inatome, acting together, to vote all shares of Common Stock which the members of the Inatome Family have the right to vote. The transferability of such shares is not affected by the 1993 Voting
Agreement.  The 1993 Voting Agreement will expire on
September 30, 2003, or earlier upon the written agreement of holders of 80% of the Common Stock beneficially owned by the parties to such agreement or the death of both Rick
Inatome and Joseph Inatome.

Item 7.  Material to be Filed as Exhibits.

[filed with Original Statement]

Exhibit 1     Joint filing agreement

Exhibit 2     Voting Agreement, dated as of April
              17, 1991, among Valmont, the Issuer,
              Inacomp, the Inatomes and Nan Inatome

Exhibit 3     Employment Agreement, dated as of
              April 12, 1991 between the Issuer and
              Rick Inatome

Exhibit 4     Voting Agreement dated as of October
              6, 1991, as amended.

[filed with Amendment No. 5]

Exhibit 5     Voting Agreement, dated as of September
              30, 1993, and form of proxy


                        SIGNATURE

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 29, 1995



/s/Rick Inatome
- ---------------
Rick Inatome

                        SIGNATURE


     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



Dated: June 29, 1995



/s/Joseph T. Inatome
- --------------------
Joseph T. Inatome